

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 23, 2010

via U.S. mail and facsimile

Glenn A. Culpepper, Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

> **RE: CRH public limited company**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 1-32846**

Dear Mr. Culpepper:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief